

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2020

Steven Zhang
Chief Financial Officer
MINISO Group Holding Ltd
25F, Heye Plaza, No.486, Kangwang Middle Road
Liwan District, Guangzhou 510140, Guangdong Province
The People's Republic of China

>   **Re: MINISO Group Holding Ltd**
>   **Amendment No. 2 to Registration Statement on Form F-1**
>   **Filed October 13, 2020**
>   **File No. 333-248991**

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1 filed October 13, 2020

Exhibits

1.   We note your revisions to sections 7.7 and 24 of Exhibit 4.3. Please revise your disclosure in the risk factor entitled "Your rights to pursue claims..." at page 73 of the registration statement to disclose, as noted in your revised language at pages 37 and A-24 of the exhibit, that the company has a duty to submit claims under the deposit agreement to arbitration, as provided in Section 7.6, and the right to commence an action to compel that arbitration, or to enter judgment upon or to enforce an award by the arbitrators, in any court having jurisdiction over an action of that kind.

       You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services

cc: Z. Julie Gao